

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 28, 2017

Ronald A. Duncan
President and Chief Executive Officer
General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503

Re: General Communication, Inc.
Registration Statement on Form S-4
Filed August 1, 2017
File No. 333-219619

Dear Mr. Duncan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers

1.   Please add a question and answer regarding why Liberty Interactive is reattributing assets and liabilities between the Ventures Group and QVC Group in connection with the transactions. Specifically address why Liberty Interactive is not splitting off the assets and liabilities attributed to the Ventures Group as of the most recent historical financial period and how the Liberty Interactive board chose the assets and liabilities to reattribute.

<u>Why am I receiving this document?, page 1</u>

2.   Please provide a plain English description of the purpose and effect of the transactions to be effected pursuant to the Agreement and Plan of Reorganization as well as the related transactions whereby GCI Liberty will increase its debt by entering into a margin loan for up to $1.0 billion to pay $500 million cash to Liberty Interactive and issue up to $750 principal amount of GCI Liberty Charter Exchangeable Debentures.

<u>What is the reclassification?, page 1</u>

3.   Please clarify why the restated GCI articles of incorporation that GCI shareholders are being asked to approve in connection with the reclassification also authorize the creation of Class C common stock. Explain how the Class C common stock relates to the reclassification in connection with the overall transaction, and discuss why you are asking shareholders to authorize such a large amount (1.04 billion) of Class C common shares. Disclose any current or proposed plans or arrangements for the Class C common shares.

<u>What transactions are occurring in connection with the Transactions other than those involved in the reclassification, auto conversion, contribution and split-off?, page 10</u>

4.   Please discuss the settlement in cash of the stock appreciation rights held by Searchlight, an affiliate of a GCI director. Quantify the current value of these stock appreciation rights.

<u>What will happen to the listings of Old GCI Common Stock, the Reclassified GCI Liberty Common Stock and the Liberty Ventures Common Stock?, page 18</u>

5.   We note your disclosures regarding the delisted and the no-longer-trading nature of GCI Class A, GCI Class B, GCI Liberty A-1, GCI Liberty B-1, Liberty Ventures Class A, and Liberty Ventures Class B common stock. Please expand this disclosure to discuss whether any changes will be made to GCI Liberty or Liberty Interactive's articles of incorporation to remove references to discontinued shares.

<u>What is the reincorporation merger?, page 19</u>

6.   We note that, following consummation of the transaction, you intend to submit for shareholder approval a reincorporation merger from Alaska to Delaware. We also note that the voting agreements with significant shareholders extend to voting in favor of the reincorporation merger. Please disclose whether approval of the reincorporation merger will result in additional changes to the GCI Liberty articles of incorporation or bylaws. If so, discuss the anticipated changes. For example, we note your disclosure in the risk factor on page 68 that the articles of incorporation of other Liberty entities, such as Liberty Broadband, Liberty TripAdvisor and Liberty Expedia, contain provisions

deeming directors and officers not in breach of their fiduciary duties in certain cases for directing a corporate opportunity to another person or entity (including other Liberty entities) instead of such company.

Summary, page 28

The Transactions, page 29

7. Following the redemption and split-off, it appears that QVC Group Class A and Class B shares will, in effect, cease to constitute tracking stock and will reflect the economic performance of the remaining assets of Liberty Interactive. In this regard, we note that your pro forma organization chart on page 30 indicates that the QVC Group will be "Asset Backed Stock." Please clarify whether the QVC Group stock will cease to be tracking stock and if the Liberty Interactive/QVC Group, Inc. articles of incorporation will be revised to remove all references to tracking stock and shares. Please advise us how QVC Group shareholders will be informed that their shares will cease to be tracking stock, if this is the case, or how they will be informed that their shares will remain tracking stock with the potential that the renamed QVC Group, Inc. could create new tracking groups in the future.

Risk Factors

The market value of GCI Liberty's interests in publicly-traded securities may be affected by market conditions beyond its control that could cause it to record losses for declines in such market value., page 67

8. We note your risk factor discussion regarding the price variability of Charter and Liberty Broadband shares to be owned by GCI Liberty. Please also discuss the risks associated with a large portion of your asset base being comprised of non-controlling interests in a small number of companies. Please also discuss conflicts, if any, that may arise due to your significant holdings in potential competitors.

GCI Liberty will conduct its operations to maintain its exclusion from the 40 Act, but nevertheless, may become subject to the 40 Act, page 69

9. Please provide us with a detailed legal analysis explaining why GCI Liberty (the "Company") will not be an investment company required to register under the 1940 Act (as indicated on page 69 of the filing), including any exemptions that the Company intends to rely upon and why the exemptions are available to the Company. Among other things, your analysis should include data indicating the value of the Company's investment securities and total assets, exclusive of cash items and Government securities, on an unconsolidated basis.

Information about the Transactions

Background of the Transactions, page 74

10.   We note that the parties used the LVTNA share price as a pricing reference point for this transaction. We also note repeated references that a reason for the transaction is that the Liberty Interactive tracking stocks trade at a discount. Therefore, please discuss in more detail the parties' use of LVTNA shares price as a pricing reference, specifically discussing the parties' consideration of the tracking stock discount reflected in the LVTNA share price.

11.   Please discuss why the transactions were structured in the manner described.

12.   Please provide a more detailed discussion of the reasons for the reattribution and considerations of the reattribution by each board. Address why the Liberty Interactive board is not splitting off the assets and liabilities attributed to the Ventures Group as of the most recent historical financial period.

The Reorganization Agreement, page 115

Conditions to the Completion of the Transactions, page 133

13.   We note the ability of either party to waive conditions to transactions. Please clarify which conditions may be waived, including the receipt of tax opinions. Disclose whether it is each board's intent to resolicit stockholder approval if either party waives material conditions.

The Liberty Interactive Special Meeting, page 152

14.   We note your disclosure here and elsewhere that holders of QVCA and QVCB shares are not entitled to vote at the Liberty Interactive special meeting and that Liberty Interactive's restated certificate of incorporation does not require the approval of the holders of the QVC Group common stock to complete the redemption. Please tell us the provisions of your certificate you are relying upon and confirm that no additional vote including QVCA or QVCB shareholders is required by the DGCL. Also address how the reattribution of certain assets and liabilities between the Ventures Group and QVC Group after the signing of the reorganization agreement and before closing affects your analysis.

Material U.S. Federal Income Tax Consequences of the Transactions, page 193

15.   We note that you will be filing tax opinions by Skadden Arps and Sherman & Howard as Exhibits 8.1and 8.2. Please reflect counsels' opinions in the discussion of the material tax consequences of the transactions.

HoldCo Financial Statements, page F-2

Note (1) Basis of Presentation, page F-7

16.   Please expand your description of the combined historical financial information to describe the discretion Liberty Interactive has in the reattribution and any potential financial statement impact of changes to the interests, assets and liabilities contributed. Please revise the disclosure on page F-25 accordingly.

Note (4) Investments in Available-for-Sale Securities and Other Cost Investments, page F-11

17.   Please disclose the methodology utilized to determine whether entities underlying your investments are considered to be strategic versus non-strategic, specifically addressing your conclusion regarding your investment in Charter, due to the materiality of this investment.

Unaudited Pro Forma Condensed Combined Financial Information, page F-92

Note (1) Basis of Pro Forma Presentation, page F-96

18.   Refer to the description of the contribution on page 2. We note that the assets to be contributed to GCI Liberty include "subject to certain conditions and to Liberty Interactive's discretion, Liberty Interactive's entire equity interests in Lending Tree, Inc. and FTD Companies, Inc., together with the business of Evite, Inc. and certain other assets and liabilities". Please revise to describe in detail which equity interests, assets and liabilities are included in the pro forma financial information.

19.   We note on page 119 that Liberty Interactive has until the fifth business day following receipt of the Alaska Notice to deliver to GCI a final schedule listing the reattributed assets and liabilities. While we understand that the fair value of assets and liabilities may not differ significantly, if investments in affiliates are changed, there could be an impact on Holdco's share of earnings (losses) of affiliates with changes in assets reattributed. In the notes to the pro forma describe how any changes in assets and liabilities assumed to be reattributed may impact the pro forma financial information. In your disclosure address the potential impact on the share of earnings (losses) of affiliates and assets and liabilities as a result of the reattribution by Liberty Interactive of Ventures Group assets and liabilities to the QVC Group.

20.   Also, disclose the amount by which the fair value of the aggregate liabilities to be reattributed from the Ventures Group to the QVC Group will exceed the fair value of the assets to be reattributed, if material, and the assumptions used in determined such fair values.

21.   We note that historical comparative per share information for QVC and Ventures groups
        is disclosed on pages 37-40. Please expand the notes to the pro forma financial
        information to quantify the financial impact of Evite, if material, since these operations
        were historically included in the QVC Group but will be reattributed to the Ventures
        Group prior to the contribution.

Note (2) Estimated Consideration and Pro Forma Purchase Price Allocation, page F-96

22.   You disclose that the estimated aggregate consideration is based on the negotiated value
        of the undiluted equity of GCI. Tell us the consideration given to recording the
        transaction using the estimated fair value of the number of shares of HoldCo, the
        accounting acquirer, that would need to be issued to give GCI shareholders, owners of the
        legal parent, the same percentage equity interest in the combined entity that results from
        the reverse acquisition. Please refer to the guidance in ASC 805-40-30-2.

23.   Include a schedule showing how you calculated the value of GCI's undiluted equity.
        Also disclose how this amount compares to the value of GCI based on the market value
        of its shares.

24.   You disclose that the consideration used to record the transaction will be based on GCI's
        undiluted equity value as of the Split Off date. Please revise the pro forma presentation of
        the consideration to use the most recent equity value at the time of filing. Also disclose
        the date at which the equity value was determined and disclose a sensitivity analysis for
        the range of possible outcomes based upon percentage increases and decreases in the
        recent stock price.

Note (3) Pro Forma Adjustments, page F-97

25.   Refer to the description of Debt in Note (3)(g) on page F-98 and disclosure of Risk
        Factors on page 64. Please expand to describe the expected issuance of up to $750
        million principal amount of GCI Liberty Charter Exchangeable Debentures in connection
        with the contribution and exchange offer and up to an additional $1.0 billion in
        borrowings pursuant to the margin loan facility to be entered into by Broadband Holdco,
        a wholly-owned subsidiary of GCI Liberty. Clarify how these financings relate to the
        $500 million Margin Loan disclosed in Note (3)(i).

26.   Refer to the description of the Margin Loan in Note (3)(i) on page F-99. Please expand
        the disclosure to describe the primary terms of the Margin loan and disclose that a
        bankruptcy remote wholly-owned subsidiary will hold the Margin Loan.

27.   Refer to disclosure of variable rate indebtedness on page 66. Please expand the notes to
        the pro forma financial information to provide a sensitivity analysis for the variable
        interest rate exposure going forward or tell us why you believe such disclosure is not
        required.

28.   We note on page 107 that GCI is required to pay Searchlight Investor the Appreciation Value of the stock appreciation rights in cash upon a change in control and that the transactions between GCI and Liberty Interactive constitute a change in control. Please disclose the financial impact of resolving the stock appreciation rights of $79.3 million or tell us why you believe the impact is not material to an investor.

29.   We note on pages I-4, II-7 and II-52 of the Liberty Interactive Form 10-K that in conjunction with the Trip Advisor spin-off, Liberty and TripAdvisor entered into a promissory note that expires in 2017 pursuant to which TripAdvisor may request, if the closing price per share of TripAdvisor common stock were to fall below certain minimum values, up to $200 million in funds from Liberty. Please tell us whether this contingent liability is part of the reattribution. If so, please disclose the contingency, TripAdvisor common stock minimum value and whether the closing price of TripAdvisor fell below the minimum value. Please also revise the audited financial statements of HoldCo, if applicable.

30.   Refer to page i of the Form S-4. We note that compensation may be paid or become payable to the named executive officers of GCI in connection with the Transactions. If material, please include note disclosure explaining the terms and any current or future compensation amounts related to the GCI compensation proposal.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications